

January 7, 2011

Emanuel Chirico
Chairman and Chief Executive Officer
Phillips-Van Heusen Corporation
200 Madison Avenue
New York, New York, 10016

> **Re: Phillips-Van Heusen Corporation**
> **Form 10-K for Fiscal Year Ended January 31, 2010**
> **Filed March 31, 2010**
> **File No. 001-07572**

Dear Mr. Chirico:

   We have completed our review of your filings and do not have any further comments at this time.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director

cc: Mark D. Fischer, Esq.
        Fax: 212-381-3993